FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 7 DATED AUGUST 5, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 7, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 1 dated April 17, 2015 (which superseded and replaced all prior supplements), Supplement No. 2 dated May 11, 2015, Supplement No. 3 dated May 28, 2015, Supplement No. 4 dated June 15, 2015, Supplement No. 5 dated July 6, 2015, and Supplement No. 6 dated July 21, 2015. This Supplement No. 7 replaces, supplements, modifies and supersedes certain information contained in the Prospectus and Supplement Nos. 1 through 6. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 7 are to provide an update on the status of the offering and information regarding the acquisition of two properties.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of July 31, 2015, we had raised aggregate gross offering proceeds of approximately $1.0 billion from the sale of approximately 40.5 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisitions

West Acres Shopping Center

On July 31, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 83,414 rentable square feet located on approximately 7.5 acres of land in Fresno, California (“West Acres Shopping Center”) for approximately $10.2 million, exclusive of closing costs. In connection with the acquisition of West Acres Shopping Center, we paid our Advisor Entities an acquisition fee of $102,150 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of West Acres Shopping Center (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this ongoing initial public offering. West Acres Shopping Center was purchased from West Acres, LLC, a California limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, West Acres Shopping Center was 100% leased to 14 tenants. Food Maxx, a market-leading regional grocery chain, occupies 55,080 rentable square feet at West Acres Shopping Center. Based on the current condition of West Acres Shopping Center, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that West Acres Shopping Center is adequately insured.

Plano Market Street

On July 31, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 169,624 rentable square feet located on approximately 17.7 acres of land in Plano, Texas (“Plano Market Street”) for approximately $46.9 million, exclusive of closing costs. In connection with the acquisition of Plano Market Street, we paid our Advisor Entities an acquisition fee of $472,500 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of Plano Market Street (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this ongoing initial public offering. Plano Market Street was purchased from Regency Market Street, a Delaware limited liability company, which is not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Plano Market Street was 94.2% leased to 23 tenants. Market Street, a market-leading grocery store chain, occupies 69,971 rentable square feet at Plano Market Street. Based on the current condition of Plano Market Street, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Plano Market Street is adequately insured.